Exhibit 4.17

«FirstName» «LastName» «Address1»
Country

December 31, 2004

Conversion of Aventis Stock Option Plans (including former Hoechst, RP and RPR Plans)

Dear «FirstName»,

This letter explains the effect of the legal merger of Aventis with and into sanofi-aventis, effective December 31, 2004 on your Aventis Stock Options including the former Hoechst, RP and RPR Plans.

Your options have been converted to sanofi-aventis options, based on the same exchange ratio (27 sanofi-aventis stock options for 23 Aventis stock options) applied to the shareholders. As a result the number of your Aventis options and the grant price have been adjusted according to this ratio to reflect the adequate value before and after the conversion (please find attached your personal conversion statement).

The following example illustrates the details of the applied conversion regulations:

What:	conversion of the Aventis stock options into sanofi-aventis stock options
How:	conversion of stock option with merger ratio *27/23 (rounded down to next full number) conversion of grant price with merger ratio *23/27(rounded down to next second decimal place)
Example:	Aventis SOP 2002

	Prior to adaptation	After adaptation
Grant Price	60,27 €	51,34 €
Number of Options	100	117

All other terms and conditions of the Aventis Stock Option Plans (including the former Hoechst, RP and RPR Plans) remain in effect and are incorporated by sanofi-aventis.

If you have any questions, please call the Call Center of our stock option administrator
Société Générale, + 33 2 51 85 67 89.

Sincerely,

Heike König
Corporate Compensation

Enclosure:
Personal Conversion Statement